# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Manulife Private Credit Plus Fund, CIK 0001988855
CUSIP: 000000000
Title of class of securities: Common Shares of Beneficial Interest - Class I
Address of issuer's principal executive offices: 200 Berkeley Street, Boston, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 12/04/2025
Filed by CIK 0002101789
Persons authorized to receive notices and communications: Alfredo Matheu, c/o BPAS Trust Company of Puerto Rico, VIG Tower, 1225 Ponce de Leon Ave.,, San Juan, Puerto Rico (PR), 00907, (866) 401-5272

## Reporting persons
- John Hancock Stable Value Advantage Trust (CIK 0002101789): type of reporting person: other (OO); citizenship or place of organization: Puerto Rico (PR); source of funds: other (OO); sole voting power 0; shared voting power 1,490,312; sole dispositive power 0; shared dispositive power 1,490,312; aggregate amount beneficially owned 1,490,312 (13% of the class)
- BPAS Trust Company of Puerto Rico (CIK 0002102440): type of reporting person: other (OO); citizenship or place of organization: Puerto Rico (PR); source of funds: other (OO); sole voting power 0; shared voting power 1,490,312; sole dispositive power 0; shared dispositive power 1,490,312; aggregate amount beneficially owned 1,490,312 (13% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares of Beneficial Interest - Class I
Name of issuer: Manulife Private Credit Plus Fund
Address of issuer's principal executive offices: 200 Berkeley Street, Boston, Massachusetts (MA), 02116

## Item 2. Identity and Background
Name of person filing: John Hancock Stable Value Advantage Trust (the "Trust") and BPAS Trust Company of Puerto Rico ("BPAS").
Residence or business address:
Trust: c/o BPAS Trust Company of Puerto Rico, VIG Tower, 1225 Ponce de Leon Ave., Suite 804, San Juan, PR 00907
BPAS: VIG Tower, 1225 Ponce de Leon Ave., Suite 804, San Juan, PR 00907
Present principal occupation or employment: Not Applicable
Criminal convictions in the last five years: Not Applicable
Civil proceedings (securities laws) in the last five years: Not Applicable
Citizenship:
The Trust is organized in Puerto Rico, U.S.
BPAS is organized in Puerto Rico, U.S.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: $30 million of assets of the Trust

## Item 4. Purpose of Transaction
Purpose of transaction: The purpose of the acquisition of the shares of the Manulife Private Credit Plus Fund is investment of the assets of the Trust. The Trust may purchase additional shares of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 1,490,312 shares 13% of the assets of the Manulife Private Credit Plus Fund
Number of shares as to which each person has sole or shared power to vote or dispose: 1,490,312 shares
Transactions in the class effected during the past sixty days: Purchase of Common Shares of Beneficial Interest - Class I
Other persons with the right to receive dividends or sale proceeds: Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: To come

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: As Officer of the Trust, BPAS has the right to exercise or dispose of any conversion, subscription, or other rights, discretionary or otherwise, including, but not limited to, the right to vote and grant proxies appurtenant to any property held by the Trust at any time; and to vote and grant proxies with respect to all investments held by the Trust at any time.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A: Joint Filing Agreement

## Signatures
- John Hancock Stable Value Advantage Trust: /s/Alfredo Matheu, Alfredo Matheu, BPAS Trust Company of Puerto Rico, Officer of the John Hancock Stable Value Advantage Trust (12/23/2025)
- BPAS Trust Company of Puerto Rico: /s/Alfredo Matheu, Alfredo Matheu, President (12/23/2025)